

November 29, 2022

Yanfei Tang
Chief Executive Officer and Chief Financial Officer
ZZLL Information Technology, Inc.
Unit 1504, 15/F., Carnival Commercial Building
18 Java Road, North Point Hong Kong

> **Re: ZZLL Information Technology, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated October 18, 2022**
> **File No. 000-52779**

Dear Yanfei Tang:

We have reviewed your October 18, 2022 response to our comment letter and have the following comment. Our comment, ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2022 letter.

Response Letter dated October 18, 2022

General

1. We note your response to comment 4 and reissue. We note your intention to provide disclosures about the legal and operational risks associated with China-based companies in future filings. However, we request that you supplementally provide us with your proposed revised disclosures which addresses the full comment via correspondence. To the extent the China-based company Dear Issuer Letter requests disclosure on a prospectus cover page or prospectus summary, such disclosure should be provided in Item 1 of Form 10-K and, with respect to the discussion of the transfer of cash within the company, such disclosure should be provided in Item 7 of Form 10-K. Please note that we may have further comments upon review of the proposed revised disclosures.

Yanfei Tang
ZZLL Information Technology, Inc.
November 29, 2022
Page 2

       You may contact Patrick Kuhn at (202) 551-3308 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services